Contact

www.linkedin.com/in/roman-novozhenov (LinkedIn)
berkeleyhillscap.com (Company)

Top Skills

Strategy
Start-ups
Business Strategy

Languages

German (Limited Working)
Ukrainian (Native or Bilingual)
English (Full Professional)

Honors-Awards

ISSIP Member
Master Communicator Diploma

Roman Novozhenov

CEO at Mileberry
San Francisco Bay Area

Summary

15 years in IT, e-commerce, logistics launched 10+ companies with 3 successful exits & $20+ mln total valuation responsible for project operations, product customization, legal issues & IT at Mileberry

Experience

Mileberry Inc.
CEO, Founder
November 2021 - Present (7 months)
San Francisco Bay Area

self-service network for last mile delivery
we create products for the automation of logistics, retail & e-commerce to boost business performance
we build a network of IoT click & collect devices in US
we use our own software platform & mobile app
we drive changes in last mile delivery

OMNIBOX
CEO, Founder
August 2014 - September 2021 (7 years 2 months)
San Francisco Bay Area

OmniBox creates innovative IoT click&collect products for last-mile delivery
OmniBox transforms logistics, e-commerce, retail, pharma markets globally
OmniBox is your digital transformation office

Omnic Consulting Group
Chief Consulting Office. Successful exit
January 2020 - June 2021 (1 year 6 months)
Greater New York City Area

Omnic is a one-stop provider of self-service solutions for retail, logistics, e-commerce, restaurants.

We design, produce and support these products:
1. QStore 1006 https://omnic.net/en/qstore-1006

This will be a perfect storefront and can be installed in any shopping mall, business center, etc.
Omnic software lets you control the inventory real time and you will see each cell inventory turnover.
Omnic installed 1182 Qstore cells and set Guinness world record as a largest parcel locker on one location.

2. QPost 4008 is the best BOPIS solution. It is a great click and collect solution for any e-commerce business

Can be installed it in residential areas, parking lots, retail stores and other retail spaces and save labor costs, avoid lines in stores, offer more flexibility like 24hour access for the clients.

3. QBurger https://omnic.net/en/qburger this is the recent product for the quick service restaurant. It lets the restaurant fully automate the process of placing and order and picking it up. It can either have a payment terminal to make a payment or the payment can be made online or with an app and you just collect the order with a QR-code. If you have clients that want to explore this innovative solution, we will be glad to proceed.

4. QKiosk https://omnic.net/en/qkiosk this is a standalone solution for the street food operators based on QBurger solution.

5. QPudo https://omnic.net/en/qpudo this may be a perfect fit for any other logistics operator. This is a customizable unit and can be equipped with any Omnic products like QStore, QPost, QFood, QBurger

Omnic owns the full cycle of design, production and testing of all our products as well as software development and service support. We are really very flexible and will be quick to respond and a reliable business partner. Omnic will be glad to discuss any potential partnership in the domain of business development and USA, EU, Africa, Asia market penetration

Unitrade Group
Co-Founder. Successful exit
February 2015 - September 2019 (4 years 8 months)
Greater New York City Area

It's all about logistics

Valley Wizard Corporation
Founder. Successful exit
March 2014 - May 2018 (4 years 3 months)
San Francisco Bay Area

CityHour
Chief Marketing Officer / Co-Founder
May 2013 - September 2016 (3 years 5 months)
San Francisco Bay Area

CityHour is a powerful business networking app for iPhone that instantly transforms a collection of static digital contacts into an actionable network by arranging meetings with other professionals around commonalities such as industry expertise, location or shared business objectives. The app easily syncs with your LinkedIn profile and locates contacts both in and out of your current network that are open to scheduling in-person meetings. So whether you are looking to grow your business, explore career opportunities or create new partnerships, with CityHour you're just a few taps away from putting real productivity into your networking!

Hult International Business School
MBA Candidate 2013
August 2012 - August 2013 (1 year 1 month)
San Francisco Bay Area

SOCAR Energy Holdings AG
Marketing consultant - external consulting project
June 2010 - April 2011 (11 months)

• Prepared market entry strategy (oil products retail), including competitor analysis and broad strategic "go to market" action plan
• Developed three-year marketing plan and a set of instructions to set an in-house marketing department
• Executed media coverage of the opening of first five gas stations, including press conference with key national TV channels, newspaper and magazine journalists with further PR coverage.

Mediamarket Group
4 years 5 months

General Director/Co-founder/Member of Directors Board
April 2006 - October 2008 (2 years 7 months)

• Created the strategy development of the Media Holding Company (300 employees, $12mln annual turnover)
• Managed operational activities of the agency (the major revenue generator in the holding company)
• Obtained a 50% annual sales growth
• Launched new start-ups for the holding company (e-commerce projects, delivery services, cable TV channels, CRM Solution Company, drag-racing event, travel agency, Segway Dealer Company)

Account director

June 2004 - April 2006 (1 year 11 months)

• Coordinated projects with major clients (Toyota, Diageo, Kodak, Motorola)
• Devised a strategic growth plan, which enabled the agency to become a market leader
• Built and trained a team of 70 employees

Education

Hult International Business School

Master of Business Administration (MBA), Strategy · (2012 - 2013)

International Christian University - Kyiv-Vienna

BBA, Marketing · (2001 - 2005)